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    As filed with the Securities and Exchange Commission on December 13, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                  SCHEDULE TO-I

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.

                       (Name of Subject Company (issuer))

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.

                        (Name of Filing Person (offeror))

                 ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023

                         (Title of Class of Securities)

                                    629568AK2
                                    629568AJ5
                      (CUSIP Number of Class of Securities)

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                RONALD C. BARUSCH
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)                                   AMOUNT OF FILING FEE
     $700,000,000                                              $88,690.00*

(a) Determined pursuant to Rule 0-11(b)(1) of the Securities and Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for Nabors Industries, Inc.'s Zero Coupon Senior


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         Exchangeable Notes Due 2023 (the "Old Securities"), guaranteed by
         Nabors Industries Ltd., assuming that all outstanding Old Securities are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the maximum aggregate price at which Old Securities are proposed to be purchased.

*  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:


[ ]  third party tender offer        [ ]  going-private transaction subject
     subject to Rule 14d-1                to Rule l3e-3

[x]  issuer tender offer subject     [ ]  amendment to Schedule 13D under Rule
     to Rule 13e-4                        13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission (the "SEC") on November 12, 2004, as amended and supplemented by Amendment No. 1 thereto, filed with the SEC on December 2, 2004 and by Amendment No. 2 thereto, filed with the SEC on December 7, 2004 (as amended and supplemented, the "Schedule TO-I"), by Nabors Industries, Inc., a Delaware corporation (the "Company"), and the Company's parent, Nabors Industries Ltd., a Bermuda exempted company ("Nabors" and, together with the Company, the "Offerors"), relating to the Offerors' offer to exchange $1,000 principal amount of the Company's Series B Zero Coupon Senior Exchangeable Notes Due 2023, guaranteed by Nabors, for each $1,000 principal amount of validly tendered and accepted outstanding of the Company's Zero Coupon Senior Exchangeable Notes Due 2023.

         This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.


ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

         On December 13, 2004, Nabors issued a press release announcing the results of the issuer tender offer, which expired at midnight, New York City time, on Friday, December 10, 2004. A copy of the press release is filed as Exhibit (a)(1)(ix) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------------------------------------------------------------
(a)(1)(ix)     Press Release by Nabors Industries Ltd., dated December 13, 2004.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Nabors Industries, Inc.


                                    By: /s/ BRUCE P. KOCH
                                       -----------------------------------------
                                       Name: Bruce P. Koch
                                       Title: Vice President-Finance &
                                              Chief Financial Officer


Dated:  December 13, 2004


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Nabors Industries Ltd.


                                    By:  /s/ DANIEL MCLACHLIN
                                       -----------------------------------------
                                       Name: Daniel McLachlin
                                       Title: Vice President-Administration
                                              & Secretary


Dated:  December 13, 2004


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                                INDEX TO EXHIBITS


EXHIBIT NO.     DESCRIPTION
-----------     ----------------------------------------------------------------

(a)(1)(ix)      Press Release by Nabors Industries Ltd., dated December 13, 2004




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